UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
Ford Motor Company Capital Trust II
(Name of Subject Company (Issuer))

Ford Motor Company
Ford Motor Company Capital Trust II
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(liquidation preference $50.00 per preferred security)
of Ford Motor Company Capital Trust II
(Title of Class of Securities)

345395 20 6
(CUSIP Number of Class of Securities)

Peter Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to :
Lisa L. Jacobs, Esq.
Shearman & Sterling LLP
599 Lexington Ave.
New York, New York 10022

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee

$3,869,941,950	$118,807

(1)	Estimated solely for the purpose of calculating the filing fee based on the product of (i) $38.70, which is the average of high and low prices per 6.50% Cumulative Convertible Trust Preferred Security (liquidation preference $50.00 per preferred security) of Ford Motor Company Capital Trust II as reported on the New York Stock Exchange on June 26, 2007, and (ii) 99,998,500, which is the total number of such securities outstanding.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate box(es) below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Ford Motor Company, a Delaware corporation (“Ford”), and Ford Motor Company Capital Trust II, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of Ford (the “Trust”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer by Ford to holders of the 6.50% Cumulative Convertible Trust Preferred Securities (liquidation preference $50.00 per preferred security) of the Trust (the “Trust Preferred Securities”) of the right to receive for each Trust Preferred Security validly tendered and accepted for conversion, 2.8249 shares of Ford’s Common Stock, $.01 par value per share (“Ford Common Stock”), plus an amount of shares of Ford Common Stock valued at $14.25, as determined by dividing (i) $14.25 by (ii) the volume-weighted average of the reported sales prices on the New York Stock Exchange of Ford Common Stock during the three trading days ending at the close of the second trading day prior to the expiration of the conversion offer (the “Conversion Offer”).

The Conversion Offer is made upon the terms and subject to the conditions described in the offering circular, dated July 2, 2007 (the “Offering Circular”), and the accompanying letter of transmittal. The Offering Circular and the accompanying letter of transmittal are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto.

The information set forth in the Offering Circular and the accompanying letter of transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under the captions “Summary — The Conversion Offer” and “Questions and Answers about the Conversion Offer” in the Offering Circular is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The information set forth under the captions “Summary — Ford Motor Company” and “Summary — Ford Motor Company Capital Trust II” in the Offering Circular is incorporated herein by reference.

(b) The subject class of securities is the 6.50% Cumulative Convertible Trust Preferred Securities (liquidation preference $50.00 per preferred security) of Ford Motor Company Capital Trust II. As of June 29, 2007, 99,998,500 Trust Preferred Securities were outstanding.

(c) The information set forth under the caption “Price Range of Ford Common Stock and Trust Preferred Securities and Ford’s Dividend Policy” in the Offering Circular is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The principal executive offices of the filing person, Ford Motor Company, are located at One American Road, Dearborn, Michigan 48126 and the telephone number at that address is (313) 322-3000. The address of the filing person, Ford Motor Company Capital Trust II, a wholly-owned subsidiary of Ford Motor Company, is c/o Ford Motor Company, One American Road, Dearborn, Michigan 48126 and the telephone number is (313) 322-3000.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of Ford. No single person or group of persons controls Ford.

Name	Position

John R.H. Bond	Director
Stephen G. Butler	Director
Kimberly A. Casiano	Director
Edsel B. Ford II	Director
William Clay Ford, Jr.	Chairman of the Board of Directors and Executive Chairman
Irvine O. Hockaday, Jr.	Director
Richard A. Manoogian	Director
Ellen R. Marram	Director
Alan Mulally	Director and President and Chief Executive Officer
Homer A. Neal	Director
Jorma Ollila	Director
John L. Thornton	Director
Lewis W.K. Booth	Executive Vice President — Ford Europe and Premier Automotive Group; Chairman — Jaguar, Land Rover, Volvo and Ford Europe
Mark Fields	Executive Vice President — President, The Americas
Donat R. Leclair, Jr.	Executive Vice President and Chief Financial Officer
Michael E. Bannister	Group Vice President — Chairman and Chief Executive Officer, Ford Motor Credit Company
Francisco N. Codina	Group Vice President — North America Marketing, Sales and Service
John Fleming	Group Vice President — President and Chief Executive Officer, Ford Europe
Derrick M. Kuzak	Group Vice President — Global Product Development
Joe W. Laymon	Group Vice President — Corporate Human Resources and Labor Affairs
J C. Mays	Group Vice President — Design and Chief Creative Officer
Ziad S. Ojakli	Group Vice President — Corporate Affairs
John G. Parker	Group Vice President — Asia Pacific, Africa and Mazda
Richard Parry-Jones	Group Vice President — Chief Technical Officer
Peter J. Daniel	Senior Vice President and Controller
David G. Leitch	Senior Vice President and General Counsel

The address and telephone number of each director and executive officer of Ford listed above is: c/o Ford Motor Company, One American Road, Dearborn, Michigan 48126 and such person’s telephone number is (313) 322-3000.

Item 4.	Terms of the Transaction.

(a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer,” “The Conversion Offer,” “Comparison of Rights of Holders of Trust Preferred Securities and Holders of Ford Common Stock,” “Description of Ford Capital Stock” and

“Material United States Federal Income Tax Consequences” in the Offering Circular, as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

(b) To Ford’s knowledge based on reasonable inquiry, no Trust Preferred Securities are owned by any officer, director or affiliate of Ford, other than 60,000 Trust Preferred Securities owned by William Clay Ford, Jr. and 20,000 Trust Preferred Securities owned by a charitable foundation, the Alex and Marie Manoogian Foundation, 21001 Van Born Road, Taylor, Michigan, 48189, of which Richard A. Manoogian is a trustee. To Ford’s knowledge based on reasonable inquiry, Mr. Ford intends to tender the 60,000 Trust Preferred Securities he owns pursuant to the conversion offer and the Alex and Marie Manoogian Foundation does not intend to participate in the Conversion Offer. See the information set forth under the caption “Interests of Directors and Officers” in the Offering Circular, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) William Clay Ford, Jr., Ford’s Chairman of the Board of Directors and Executive Chairman and Edsel B. Ford, a director of Ford, are among the trustees of a Voting Trust related to the Class B Stock of Ford. They also own shares of Class B Stock held in the Voting Trust. The Voting Trust requires the trustees to vote the shares in the Voting Trust as directed by a plurality of the shares in the Voting Trust. See also the information set forth under the captions “Description of Ford Capital Stock, Description of Trust Preferred Securities,” “Description of Debentures,” and “Description of Trust Preferred Securities Guarantee” in the Offering Circular, which are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer — Why is Ford making the conversion offer?” and “The Conversion Offer — Purpose and Effects of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

(b) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer — What does Ford intend to do with the Trust Preferred Securities that are tendered in the conversion offer?” and “The Conversion Offer — Terms of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

(c) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer — How will the conversion offer affect the trading market for the Trust Preferred Securities that are not converted in the conversion offer?,” “Risk Factors — Risks Related to Holding Trust Preferred Securities after the Conversion Offer” and “The Conversion Offer — Terms of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer — What will I receive in the conversion offer if I validly tender Trust Preferred Securities and they are accepted for conversion?” and “The Conversion Offer — Terms of the Conversion Offer” in the Offering Circular is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Neither Ford nor the Trust owns any Trust Preferred Securities. To Ford’s knowledge based on reasonable inquiry, no Trust Preferred Securities are owned by any officer, director or affiliate of

Ford or by any associate or majority owned subsidiary of those persons, except 60,000 Trust Preferred Securities owned by William Clay Ford, Jr. representing 0.06% of the outstanding Trust Preferred Securities and 20,000 Trust Preferred Securities owned by a charitable foundation, the Alex and Marie Manoogian Foundation, 21001 Van Born Road, Taylor, Michigan, 48180, of which Richard A. Manoogian is a trustee, representing 0.02% of the Trust Preferred Securities outstanding. See the information set forth under the caption “Interests of Directors and Officers” in the Offering Circular, which is incorporated herein by reference.

(b) The information set forth under the caption “Interests of Directors and Officers” in the Offering Circular is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Conversion Offer, other than certain employees of Ford, including employees of Ford’s Investor Relations and Public Affairs Departments and its Treasurer’s Office, none of whom will receive any special or additional compensation in connection with the Conversion Offer beyond their normal compensation. For information regarding the Information Agent and the Conversion Agent, see the information set forth under the captions “Information Agent” and “Conversion Agent” in the Offering Circular, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information set forth under the captions “Where You Can Find More Information,” and “Selected Consolidated Financial and Operating Data” in the Offering Circular is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in Ford’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and (ii) Item 1, Financial Statements, and Exhibit 12, Ford Motor Company and Subsidiaries Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends, in Ford’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov. The book value per share of Ford Common Stock as of March 31, 2007 (calculated as total stockholders’ equity divided by the total number of shares of Ford Common Stock and Class B Stock outstanding) was a negative $1.96 per share.

(b) The information set forth under the captions “Summary — Capitalization of Ford” and “The Conversion Offer — Accounting Treatment” in the Offering Circular is incorporated herein by reference.

Item 11.	Additional Information.

(a) To Ford’s knowledge, there are no governmental or federal or state regulatory requirements or approvals required for the consummation of the Conversion Offer, other than compliance with applicable securities laws.

(b) The information set forth in the Offering Circular and the accompanying letter of transmittal is incorporated herein by reference.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated July 2, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to DTC Participants
(a)(1)(D)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated July 2 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ford Motor Company

By:	/s/ Donat R. Leclair, Jr.
Name: Donat R. Leclair, Jr.

Title:	Executive Vice President and
Chief Financial Officer

Dated: July 2, 2007

Ford Motor Company Capital Trust II

By: Ford Motor Company, as Sponsor

By:	/s/ Peter Sherry, Jr.
Name: Peter Sherry, Jr.
Title: Secretary

Dated: July 2, 2007